UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

New Fortress Energy Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

644393 100

(CUSIP Number)

Wesley R. Edens
111 W. 19th St., 8th Floor
New York, NY 10011
(516) 268-7400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13 D

CUSIP No. 644393 100

1	NAMES OF REPORTING PERSONS
Wesley R. Edens

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
47,540,925

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
47,540,925

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
47,540,925

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Calculations are based upon a total of 206,698,564 Class A Shares outstanding as of May 3, 2021, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on May 7, 2021.

Explanatory Note:

This filing constitutes Amendment No. 4 (this “Amendment”) to the Schedule 13D filed by Wesley R. Edens (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on February 4, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on March 28, 2019, by Amendment No. 2 filed with the SEC on June 11, 2020 and by Amendment No. 3 filed with the SEC on March 18, 2021 (the Original Schedule 13D, as previously amended and as further amended and supplemented by this Amendment, the “Schedule 13D”) with respect to the shares of Class A common stock (“Class A Shares”) of New Fortress Energy Inc., a Delaware corporation (the “Issuer”). As previously disclosed, on March 12, 2021, the Reporting Person formed Edens Family Holdings LLC, a Delaware limited liability company (“Family LLC”), and, on March 16, 2021, contributed 25,086,851 Class A Shares and certain other securities to it. The Reporting Person is filing this Amendment to disclose that, on June 11, 2021, the Reporting Person transferred all of the Family LLC common limited liability company interests to Lynn M. Edens for no consideration and Ms. Edens became the manager of Family LLC.

Unless set forth below, all previous Items of the Original Schedule 13D, as previously amended, are unchanged. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D, as previously amended.

Item 2. Identity and Background

Item 2 to the Schedule 13D is hereby amended and restated as follows:

(a)    This Schedule 13D is being filed on behalf of Wesley R. Edens.

(b)    The principal business address of the Reporting Person is 111 W. 19th St., 8th Floor, New York, NY 10011.

(c)    The present principal occupation of the Reporting Person is Chairman of the Board of Directors and Chief Executive Officer of the Issuer, which is a global energy infrastructure company.

(d)    In the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    In the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)     The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 to the Schedule 13D is hereby amended by the addition of the following text:

As previously disclosed, on March 12, 2021, the Reporting Person formed Family LLC and, on March 16, 2021, contributed 25,086,851 Class A Shares and certain other securities to it. The Reporting Person is filing this Amendment to disclose that, on June 11, 2021, the Reporting Person transferred all of the Family LLC common limited liability company interests to Lynn M. Edens for no consideration. Ms. Edens is the manager of Family LLC and holds sole voting and investment power and beneficial ownership in respect of the Class A Shares owned by Family LLC.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) — (b)          The aggregate number and percentage of Class A Shares beneficially owned by the Reporting Person (on the basis of a total of 206,698,564 Class A Shares issued and outstanding as of May 3, 2021, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on May 7, 2021) are as follows:

Amount beneficially owned: 47,540,925

Percentage:	23.0%
Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote:	47,540,925
ii. Shared power to vote or to direct the vote:	0
iii. Sole power to dispose or to direct the disposition of:	47,540,925
iv. Shared power to dispose or to direct the disposition of:	0

(c)          The information contained in Item 3 above is incorporated herein by reference. Except as described therein, the Reporting Person has not effected any transactions in the Class A Shares during the past 60 days.

(d)          The Reporting Person holds certain Class A Shares through WRE 2012 Trust LLC, an entity controlled by the Reporting Person, but has the sole right to receive or direct the receipt of dividends on and the proceeds from the sale of the Class A Shares reported on the cover page of this Schedule 13D and in this Item 5. No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends on or the proceeds from the sale of the Class A Shares beneficially owned by the Reporting Person.

(e)          Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of June 14, 2021

By:	/s/ Wesley R. Edens
Name:	Wesley R. Edens

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